Noel M. Gruber* 1250 24th Street NW, Suite 700 Washington, DC 20037 ngruber@buckleysandler.com 202.349.8043

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

RE:         Virginia Commerce Bancorp, Inc.

Form l0-K for Fiscal Year Ended December 3l 2008

Forms 10-Q for Fiscal Quarters Ended March 3l, 2009,

June 30, 2009 and September 30, 2009

File No.000-28635

Dear Mr. West:

In accordance with the discussion between representatives of Virginia Commerce bank and members of the Staff on February 25, 2009, this is to advise you that the Company expects to file its response to your letter dated February 17,210 on or about March 9, 2010.  We will advise you when the response is filed or if there will be any significant delay.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber

* Licensed only in Maryland and Pennsylvania
Not admitted in the District of Columbia
Supervised by David Baris

cc (via email):	Hugh West
Angela Connell